

March 26, 2014

<u>Via E-mail</u>
Todd Sudeck
Chief Executive Officer
mLight Tech, Inc.
3100 Airway Avenue, Suite 141
Costa Mesa, CA 92626

> **Re: mLight Tech, Inc.**
> **Form 8-K**
> **Filed November 6, 2013**
> **Response dated March 20, 2014**
> **File No. 333-169805**

Dear Mr. Sudeck:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Unaudited Financial Statements for the Nine Months Ended September 30, 2013 and 2012</u>

<u>Report of Independent Registered Public Accounting Firm, page 44</u>

1. Please have your auditors update the last paragraph of their report to reflect the same date as the auditor's report for your financial statements for the years ended December 31, 2012 and 2011 when filed.

<u>Statements of Stockholders' Deficit, page 47</u>

2. Please revise the description of the 'Repayment of advance' to reflect as conversion of advance to shareholder to compensation expense. You disclose in Note 7 that advances to your largest shareholder and sole officer of $68,432 have been recorded as compensation.

<u>Pro Forma Statements of Operations for the Twelve Months Ended September 30, 2013, page 57</u>

3. Please delete the pro forma adjustment from selling, general & administrative expenses of $10,000 as professional fees incurred in conjunction with the acquisition are non-recurring and should not be included in the pro forma statements of operations pursuant to Rule 11-02 of Regulation S-X.

    You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Paul Fischer, Attorney Advisor, at (202) 551-3415 or me with any other questions.

                                    Sincerely,

                                    /s/ Robert S. Littlepage, for

                                    Larry Spirgel
                                    Assistant Director